

18001569

~~SECURITIES AND EXCHANGE COMMISSION~~ ~~ION~~
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 15 2018

Washington DC
415

SEC FILE NUMBER
8- 69809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abel/Noser, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Battery Park Plaza, 6th Floor

(No. and Street)

New York   NY   10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Sullivan 646-432-4012

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPA's LLC

(Name – *if individual, state last, first, middle name*)

440 Park Avenue South   New York   NY   10016

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Sullivan _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Abel/Noser, L.L.C. _____ , as

of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
SUSAN R. WURTHMANN
Notary Public, State of New York
Registration #01WU6346620
Qualified In Nassau County
Commission Expires Aug. 15, 2020
```

_____
Notary Public

_____
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ABEL NOSER LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Abel/Noser L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abel/Noser L.L.C. (the "Company") as of December 31, 2017 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser L.L.C. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Abel/Noser L.L.C.'s management. Our responsibility is to express an opinion on Abel/Noser L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abel/Noser L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Abel/Noser L.L.C.'s financial statements. The supplemental information is the responsibility of Abel/Noser L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We served as Abel/Noser Corp.'s (a predecessor entity) auditor from 2006 to 2016. In 2016, the owners of Abel Noser Corp. sold all their assets to an unrelated third party, who formed a new broker dealer named Abel/Noser L.L.C. We have served as Abel/Noser L.L.C.'s auditor since the date of inception of October 24, 2016.

MBAF CPAs, LLC

New York, NY
March 12, 2018

Table of Contents

ABEL/NOSER, L.L.C.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	1,782,130
Cash segregated under federal and other regulations		755,444
Receivable from clearing brokers		896,693
Receivables - other		294,441
Due from parent		2,240,337
Deposit at clearing broker		250,000
Property and improvements, net		198,743
Prepaid expenses		81,800
	$	6,499,588

LIABILITIES AND MEMBER'S EQUITY

Payable to customers	$	802,549
Accounts payable, accrued expenses, and other liabilities		767,733
		1,570,282

Commitments and contingent liabilities (Notes 10 and 14)

Member's equity		4,929,306
	$	6,499,588

The accompanying notes are an integral part of these financial statements

ABEL/NOSER, L.L.C.
Statement of Operations
For the Year Ended December 31, 2017

Revenues		
Net commissions	$	8,053,351
Other		208,561
		8,261,912
Expenses		
Employee compensation and benefits		5,993,715
Floor brokerage, exchange, and clearance fees		1,391,798
Communications and data processing		1,933,022
Information services		415,876
Occupancy costs		566,189
Other operating expenses		533,558
		10,834,158
Loss before provision for income taxes		(2,572,246)
Provision for income taxes		300
Net loss	$	(2,572,546)

The accompanying notes are an integral part of these financial statements

ABEL/NOSER, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Beginning balance at January 1, 2017	$	6,501,852
Increase		
Contributed capital		1,000,000
Net loss		(2,572,546)
Member's equity, December 31, 2017	$	4,929,306

The accompanying notes are an integral part of these financial statements

ABEL/NOSER, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2017

OPERATING ACTIVITIES

Net loss	$ (2,572,546)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation and amortization	38,071
Decrease (Increase) in operating assets:	
Cash segregated under federal and other regulations	1,363,928
Receivable from clearing brokers	121,357
Receivables - other, net	(148,951)
Due from parent	(2,333,389)
Due from related party	64,662
Prepaid expenses and other assets	81,180
(Decrease) increase in operating liabilities:	
Payable to customers	(551,391)
Accounts payable, accrued expenses, and other liabilities	18,018
Net cash used in operations	(3,919,061)

INVESTING ACTIVITIES

Acquisitions of property and improvements	(4,902)
Net cash used in investing activities	(4,902)

FINANCING ACTIVITIES

Contributed capital	1,000,000
Net cash provided by investing activities	1,000,000
Decrease in cash	(2,923,963)
Cash - beginning of year	4,706,093
Cash - end of year	$ 1,782,130

SUPPLEMENTAL INFORMATION

Cash paid during the year for income taxes	$ 300

The accompanying notes are an integral part of these financial statements

5

1 - Organization and description of business

Abel/Noser, L.L.C. (the "Company") is a Delaware Limited Liability Company and is a wholly owned subsidiary of Abel/Noser Holdings, L.L.C. (the "Parent"). On October 24, 2016, the Parent purchased the assets and assumed payment of certain liabilities of Abel/Noser Corp. and Abel Noser Solutions, Ltd. The Parent funded and transferred the brokerage related assets and liabilities to the Company.

The Company is a discount brokerage firm primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Cash
Cash consists of demand deposits in commercial banks.

Restricted Cash
In November 2016, the FASB issued an accounting standards update which amends cash flow statement presentation of restricted cash. The update requires that amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Receivables-other
Management reviews the receivables monthly and has determined that an allowance for doubtful accounts is not necessary.

Property and improvements
Property and improvements are recorded at cost less accumulated depreciation and amortization. Telecommunications equipment is depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized. The Company periodically reviews long-lived assets and has determined that no impairments exist at December 31, 2017.

2 - Significant accounting policies (continued)
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standards update (ASU) which provides a framework for revenue recognition by entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The standard requires an entity to recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively. The implementation of the standard applies to annual reports with years beginning after December 15, 2017, and to interim periods within that reporting period. Early adoption is permitted. The Company will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of the retained earnings on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of the ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. The Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact the current conclusions.

Net commissions
Commissions and related clearing expenses are recorded on a trade date basis. Commissions are reported net of customer credits related to commission recapture and soft dollar programs.

Income taxes
The Company is a single member limited liability company and is a disregarded entity for income tax purposes. The Company's income and deductions are included in the Parent's income tax returns. However, the Company is subject to certain state fees. The Parent Company has elected, for tax purposes, to be treated as a partnership. Accordingly it is not subject to federal and state income taxes. However, the Parent is subject to New York City Unincorporated Business tax on its income, including the income passed through from the Company. The Company calculates its city income tax expense as if it filed a separate return.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

2 - Significant accounting policies (continued)
Income taxes (continued)

Current and deferred tax provisions in financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest expense" and classifies penalties in connection with underpayments of tax as "Other operating expenses."

For the year ended December 31, 2017, the Company did not have any unrecognized tax benefits as a result of tax positions taken.

Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued an accounting standards update to reduce diversity in practice on eight specific Statement of Cash Flows issues. The update is effective prospectively for annual periods beginning after December 15, 2017 and with respect to interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Subsequent events

Management has reviewed events through the date the financial statements were issued. There were no subsequent events that required disclosure.

Government and other regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

2 - Significant accounting policies (continued)
Clearing arrangements

The Company has arrangements with clearing brokers to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing brokers. At December 31, 2017, the receivables from the brokers were $1,146,693, including a deposit of $250,000 paid to one of the clearing brokers.

3 - Cash segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2017, the Company had $755,444 segregated in a special reserve cash account.

At December 31, 2017, the customer credit balances reserved for were as follows:

Bill paying customers	$ 80,738
Commission recapture customers	328,080
Total	$408,818

These balances are recorded within Payable to customers of $802,549 in the accompanying Statement of Financial Condition.

4 - Receivables – other

This is comprised of the following:

Advances to customers	$ 274,955
Undeposited funds	19,486
Total	$ 294,441

5 - Property and improvements, net

This is comprised of the following:

Computer equipment and software	$ 82,972
Telecommunications equipment	48,123
Leasehold improvements	112,371
	243,466
Less - accumulated depreciation and amortization	(44,723)
Net	$ 198,743

Depreciation and amortization for the year ended December 31, 2017 was $38,071 and is recorded within Occupancy costs on the Statement of Operations.

ABEL/NOSER, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

6 - Payable to customers

This balance represents customer related credits arising from commission recapture and soft dollar programs totaling $802,549.

7 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 225,384
Accrued salaries, commissions and bonuses	319,120
Accrued expenses	184,143
Other payables	39,086
Total	$ 767,733

8 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital, as adjusted, of $2,113,585, which was $1,863,585 in excess of the required $250,000. The Company's net capital ratio was .74 to 1.

9 - Related party transactions

The Company has entered into expense sharing agreements with the Parent and Abel/Noser Solutions L.L.C. (AN Solutions), a related party through common ownership.

The Company provides financial services to AN Solutions, which include payroll processing, accounts payable and accounts receivable processing and collection, monthly financial statements and general accounting and bookkeeping support. The Company charged AN Solutions $171,343 for the year ended December 31, 2017 which is included in other revenues on the Statement of Operations.

AN Solutions provides technology services to the Company. These services include the maintenance of the day to day infrastructure, Help Desk support as well as other computer related services. For the year ended December 31, 2017, AN Solutions charged the Company $514,199, which is included in Communications and data processing on the Statement of Operations.

9 - Related party transactions (continued)

The Company sublets its office space from the Parent. Rent is calculated based on the square footage of the space occupied by the Company. For the year ended December 31, 2017, the Parent charged the Company $417,393 for rent and utilities, which are included in Occupancy costs on the Statement of Operations. In addition, the Parent provides the Company with Human Resources support as well as business oversight. For the year ended December 31, 2017, the Parent charged the Company $649,284 for services, which is included in Employee compensation and benefits on the Statement of Operations. At December 31, 2017, the Company advanced the Parent $2,240,337 which is reflected on the Statement of Financial Condition as Due from parent.

10 - Commitments and contingencies
In the ordinary course of business, the Company enters into commitments and contracts with customers and vendors.

The Company is exposed to various asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

11 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser L.L.C. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

12 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net Commissions generated by one of the Company's customers for the year ended December 31, 2017 were approximately $874,000 or 11% of the net commissions and net commissions generated by another customer were $856,000 or 11% of the net commissions.

13 - Income taxes

In applying the separate-return approach the Company determined that it would have a New York City net operating loss carryforward of approximately $2,956,000. In applying the separate-return approach the Company determined that it would have a New York City net operating loss carryforward of approximately $2,956,000. The carryforward creates a deferred tax asset of approximately $118,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this net operating loss. The deferred tax asset as well as the valuation allowance increased by approximately $100,000 during the year ended December 31, 2017. The amount of the valuation allowance could be reduced in the near term if estimates of future benefits and taxable income, based upon subsequent available evidence, can be deemed to be attainable over time so as to enable the Company to realize the value of the underlying asset.

Income tax expense for the year ended December 31, 2017 was $300 and is reported on the Statement of operations.

14 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company maintains credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations,

14 - Off Balance - Sheet Credit Risk (continued)

since pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2017.

ABEL/NOSER, L.L.C.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2017

NET CAPITAL

Total member's equity			$ 4,929,306
Deductions and/or charges: Non-allowable assets			
Property and improvements, net	$	198,743	
Receivables - other, net		294,441	
Due from related party		2,240,337	
Prepaid expenses and other assets		81,800	
Other		400	2,815,721
Net capital			$ 2,113,585

AGGREGATE INDEBTEDNESS

Payable to customers	$	802,549
Accounts payable, accrued expenses, and other liabilities		767,733
Total aggregate indebtedness	$	1,570,282

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required, at 6 2/3% of aggregate indebtedness	$	104,686
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule	$	250,000
Greater of the two minimum requirement amounts above	$	250,000
Net capital	$	2,113,585
Excess Net Capital	$	1,863,585
Ratio: Aggregate indebtedness to net capital		.74 to 1

See report of independent registered public accounting firm.

ABEL/NOSER, L.L.C.
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission to the Company's
Corresponding Unaudited Form X-1a-5(d)(4), Part II Filing
As of December 31, 2017

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17 A-5, Part II filing.



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Abel/Noser L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report of Abel/Noser L.L.C., in which (1) Abel/Noser L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Abel/Noser L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) Abel/Noser L.L.C. stated that Abel/Noser L.L.C. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. Abel/Noser L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abel/Noser L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC

New York, NY
March 12, 2018

Exemption Report of Abel/Noser, L.L.C.

Abel/Noser, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Abel/Noser, L.L.C.

I, Matthew Sullivan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Matthew Sullivan, CFO
March 12, 2018

17

ABEL/NOSER, L.L.C.
Statement on Exemption from Computation for Determination
of Reserve Requirements and Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2017

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is exempt from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

17 C.F.R. § 240.15c3-3 (k)(2)(i) exempts broker-dealers who carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, do not otherwise hold funds or securities for or owe securities to customers and effecuate all financial transactions between the broker or dealer and its customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers."

See report of independent registered public accounting firm.



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member of Abel/Noser L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Abel/Noser L.L.C. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Abel/Noser L.L.C. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Abel/Noser L.L:C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Abel/Noser L.L.C.'s management is responsible for Abel/Noser L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

Check Date	Check Number	Payee	Amount
July 2017	3149	SIPC	$6,478
February 2018	3787	SIPC	$5,915

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the following difference:

   • Total clearance charges paid to other SIPC members reported on Form SIPC-7 line 2c(3) was $0 while the actual clearance charges per focus reports and audited financial statements was $1,270,495. This difference translates to an overpayment in the General Assessment of $1,906;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
March 12, 2018